

October 19, 2007

Via Facsimile (540) 983-9468 and U.S. Mail

William R. Rakes, Esq.
Gentry Locke Rakes & Moore LLP
10 Franklin Road SE
Suite 800
Roanoke, VA 24011

> **Re: FNB Corporation**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed September 13 and October 10, 2007 by the FNB Corporation**
> **   Shareholders Committee**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2007 by the FNB Corporation Shareholders Committee**
> **File No. 000-24141**

Dear Mr. Rakes:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials

1. You have not provided all information required by Rule 14a-12(a) with your soliciting materials filed September 13 and October 10. In particular, we note the lack of information required by Rule 14a-12(a)(1)(i). Provide this information supplementally and in all future soliciting materials.

2.   We note that you issued a press release dated August 27, 2007 but you filed it as
       additional soliciting materials only on September 13, 2007. Please confirm that in
       your future filings you will comply with Rule 14a-12(b), which requires the filing
       of soliciting materials on the date the material is first published, sent or given to
       security holders.

3.   Each statement or assertion of opinion or belief must be clearly characterized as
       such, and a reasonable factual basis must exist for each such opinion or belief.
       Support for opinions or beliefs should be self-evident, disclosed in the proxy
       statement or provided to the staff on a supplemental basis. We note, for example:

       • The fourth and fifth bullet points on page 1 of your September 13, 2007
         letter.
       • Your belief that the company's prospects are bright and that the
         opportunity for attractive shareholder returns is compelling (page 1, Sept.
         17 letter).
       • The disclosure in each bullet point of each column in the section entitled
         "Employees" within the columnar presentation in your October 8 letter to
         security holders. (page 2)
       • The disclosure in the first bullet point under the heading "Shareholders"
         (in the "Shareholders Committee column) in the same presentation.

4.   Please tell us whether you have obtained the consent from any of the authors or
       publications you cite in your soliciting materials. Also, please provide us
       supplementally the various media articles cited in your soliciting materials.

5.   Please tell us supplementally whether the research conducted by Mercer Management
       Consulting, referred to in page 2 of your September 17 letter, was limited or related
       to the banking industry and whether any other studies have concluded the opposite of
       Mercer's study.

6.   Refer to the section entitled "Evaluation process by the board of directors." We note
       your disclosure that the company, in an August 17 letter to security holders, stated its
       meetings focused on "one alternative and one merger candidate." A review of the
       subject letter shows that on June 13 the company reviewed options with its financial
       advisor that included remaining independent, entering into a merger of equals
       transactions (*including* the proposed VFG transaction) (emphasis added), acquiring
       smaller banking institutions and the outright sale of the company to a larger financial
       institution. Similarly, in describing the company's engagement of its financial
       advisor, you stated that Davenport would be paid "only if the deal with Virginia
       Financial is done" (page 3 of the Sept. 17 letter) whereas the company noted in its
       disclosure that the engagement is on an hourly fee basis with additional compensation
       contingent on the consummation of any transaction, *including* the VFG transaction
       (emphasis added). Please confirm that in future filings you will reflect the company's

disclosure more accurately or provide us support for your disclosure.

7.   We note your disclosure that the company "ignored continued requests to hire a consultant not in the business of selling banks to provide a comparable analysis" (page 3 of the Sept. 17 letter). Please tell us, with a view toward future additional disclosure, who made the requests and the reasons given by the board to maintain Davenport as its financial advisor.

8.   Please provide us supplemental support for your statement that "[m]any shareholders are involved in this grassroots effort..." (page 3 of the Sept. 17 letter).

9.   Please provide us supplemental support for your statements that Mr. Bowling "hasn't spoken to anyone who thinks the proposed merger is a good idea" and that Ms. Martin asserted "there are current employees who fear the loss of their jobs if their opposition to the merger becomes known to management" (August 27 press release).

10.   We note the statement quoting Mr. Clay in the sixth paragraph of the press release. Please provide us supplementally, and confirm that you will include similar disclosure in future filings, additional context and support for this statement. For example, when did the advisors provide the expected share prices? Who are the advisors? Were there any differences noted by the advisors in the transactions underlying their statements and the current transaction?

11.   Refer to the fourth paragraph of page 2 of the press release. Please confirm that in future filings you will clarify whether the potential negative effects of the transactions cited by Mr. Hamrick will occur if the plans of the two companies produce the results expected by the companies.

12.   We note your statement in the fourth bullet point under the caption "Shareholders" in the "Shareholders Committee" column of your Oct. 8 letter. Please tell us, with a view toward future disclosure, how you intend to increase profitability and shareholder value. Do you have any specific plans to achieve these goals? If not, please ensure you state so in future disclosure.

Schedule 14A

Reasons to Vote "Against" the Proposed Merger, page 2

13.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*:

- your statement that "[i]t is obvious that the strategy is to phase Mr. Heath out over a two-year period and to provide him compensation without his interference or participation in the operation of the Company." (page 2)
- your statement that the bank headquarters may be moved to Charlottesville. (page 3)
- your disclosure in the penultimate paragraph of page 3 with respect to past and current ROEs, the meaning of the current ROE, the comparability of the company's past ROE to its peers' ROE, and the level of costs incurred in entering a new market and their comparability with projected cost savings.
- your implication in the first paragraph on page 4 that FNB is no longer the community bank of choice (page 4).
- your assertion that if a sale of the company were considered a substantial premium would have been, and is, available to the company's security holders (page 4).
- your assertion that the committee believes it can achieve a performance level that will make the security holders' continued investment in FNB more attractive that any alternative (page 4).

14. In order to provide additional context to your disclosure, please clarify the assertion in the fourth full paragraph that entry into new markets will be made "under market conditions that make the probability of a successful entry into those markets unlikely." What market conditions are you referring to? Do these conditions exist in every market to which the combined company may enter?

15. Also in the fourth full paragraph, please clarify that during the period in which the return on equity decreased, members of your committee were members of the company's board.

16. Please refer to the first full paragraph on page 4. Please disclose whether you have any specific plans to "restore FNB to its former position as the community bank of choice."

Background of the Solicitation, page 5

17. Refer to the disclosure in the last full paragraph of page 5 in which you state that the board and management of the company have been unwilling to evaluate any alternatives except the current transaction and that the board has not determined that the current transaction is in the best interest of shareholders. A review of the company's disclosure, as noted in a similar comment above, contradicts your assertions. Please revise your disclosure to reflect the company's disclosure more accurately or provide us support for your disclosure. Please note that the disclosure cited above is an example and that you should apply this comment to the remainder of

your disclosure.

Opinion of the Committee's Financial Economist, page 6

18.   Please provide us your analysis of whether Mr. Bonomo is a participant in this
        solicitation. Please disclose any interests Mr. Bonomo has in the company and
        his role in the proxy solicitation, including any relationship with members of the
        committee.

19.   Please revise your disclosure in the third, fourth and fifth bullet points on page 7
        to provide the basis for Mr. Bonomo's analyses. Specifically, provide (i) support
        for your disclosure that there are two accepted methods for determining fair value
        in a change of control situation, (ii) the basis for using a 2.7x multiple in the book
        value method, and (iii) explain each method used in determining fair value.

Certain Information Concerning the FNB Corporation Shareholders Committee, page 8

20.   We note that you may employ various methods to solicit proxies, including mail,
        electronic mail, facsimile, telephone, telegraph, internet, in person or by
        advertisements. Be advised that all written soliciting materials, including any e-
        mails or scripts to be used in soliciting proxies over the telephone or any other
        medium, must be filed under the cover of Schedule 14A on the date of first use.
        Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

21.   Please tell us whether the solicitation of proxies via the internet will include
        solicitations via internet chat rooms and tell us which websites you plan to utilize.

22.   Please revise your disclosure in the last paragraph of page 8 to disclose whether
        you will seek security holder approval to obtain reimbursement of your expenses
        relating to this solicitation. See Item 4(b)(5) of Schedule 14A.

23.   Please provide the disclosure required by Item 5(b)(vi)-(xii) of Schedule 14A for
        each participant in the solicitation.

24.   Please tell us, with a view toward revised disclosure, why you express doubt
        regarding whether the "Other Participants" are participants, as the term is defined
        in Instruction 3 to Item 4 of Schedule 14A.

Forward-Looking Statements, page 13

25.   We note the disclaimer that you do not undertake any obligation to update any
        forward-looking statements after the date they are made. Please confirm that the

proxy statement will be amended and re-circulated to reflect a material change in the information previously disclosed.

Other Information, page 13

26.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We note that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule I

27.   Please revise to include all of the information required of participants. See Items 4(b) and 5(b) and Instruction 3 to Item 4 of Schedule 14A.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions